Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information in this Form 6-K concerning TOTAL S.A. (“TOTAL”) and its subsidiaries and affiliates (collectively, the “Group”) with respect to the first quarter ended March 31, 2010, has been derived from TOTAL’s unaudited consolidated financial statements for the first quarter ended March 31, 2010.

The following discussion should be read in conjunction with the unaudited interim consolidated financial statements and the related notes provided elsewhere in this Form 6-K and with the information, including the audited financial statements and related notes, for the year ended December 31, 2009, in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2009, filed with the Securities and Exchange Commission on April 1, 2010.

•	Key figures and consolidated accounts of TOTAL*

in millions of euros except earnings per share and number of shares	1Q10	4Q09	1Q09	1Q10 vs 1Q09
Sales	37,603	36,228	30,041	+25%
Adjusted net operating income from business segments
• Upstream	1,971	1,948	1,482	+33%
• Downstream	155	51	600	-74%
• Chemicals	157	72	(32)	n/a
Fully-diluted earnings per share (euros)	1.17	0.92	1.02	+14%
Fully-diluted weighted-average shares (millions)	2,242.7	2,241.4	2,235.4	—
Net income (Group share)	2,613	2,065	2,290	+14%
Investments**	3,709	3,524	2,935	+26%
Investments including net investments in equity affiliates and non-consolidated companies**	3,644	3,419	2,840	+28%
Divestments	1,048	944	472	x2.2
Cash flow from operations	5,260	1,889	3,994	+32%

*	Adjusted net operating income is defined as income using replacement cost, adjusted for special items and excluding TOTAL’s equity share of adjustment items related to Sanofi-Aventis. See “Analysis of Business Segment Results” below for further details.
**	Including acquisitions.

•	First quarter 2010 results

> Sales

In the first quarter 2010, the Brent oil price averaged 76.4 $/b, an increase of 72% compared to the first quarter 2009 and 3% compared to the fourth quarter 2009. The European refining margin indicator (ERMI) averaged 29.5 $/t in the first quarter 2010, a slight decrease from the first quarter 2009, but a sharp increase compared to the very weak fourth quarter 2009 average of 11.7 $/t. Chemicals benefited from an improved environment, particularly the Specialty chemicals, which benefited from a rebound in demand compared to the first quarter 2009.

The euro-dollar exchange rate averaged 1.38 $/€ in the first quarter 2010 compared to 1.30 $/€ in the first quarter 2009 and 1.48 $/€ in the fourth quarter 2009.

In this environment, sales were €37,603 million, an increase of 25% compared to the first quarter 2009.

> Net income (Group share)

Reported net income (Group share) was €2,613 million in the first quarter 2010 compared to €2,290 million in the first quarter 2009. The after-tax inventory effect had a positive impact on net income (Group share) of €344 million in the first quarter 2010 and a positive impact of €327 million in the first quarter 2009, in each case due to the increase in oil prices. The Group’s equity share of adjustment items related to Sanofi-Aventis had a negative impact on net income (Group share) of €41 million in the first quarter 2010 and a negative impact of €63 million in the first quarter 2009. Special items had a positive impact on net income (Group share) of €14 million in the first quarter 2010 and a negative impact of €87 million in the first quarter 2009.

The Group did not buy back shares in the first quarter 2010.

Fully-diluted earnings per share, based on 2,242.7 million fully-diluted weighted-average shares, were €1.17 in the first quarter 2010 compared to €1.02 in the first quarter 2009, an increase of 14%.

> Investments – divestments1

Investments, excluding acquisitions and including net investments in equity affiliates and non-consolidated companies, were €2.4 billion in the first quarter 2010 compared to €2.7 billion in the first quarter 2009.

Acquisitions were €1.2 billion in the first quarter 2010, comprised essentially of interests in the Barnett Shale and the Laggan Tormore blocks.

Asset sales in the first quarter 2010 were €965 million, comprised essentially of Sanofi-Aventis shares.

Net investments2 were €2.7 billion in the first quarter 2010 compared to €2.5 billion in the first quarter 2009.

> Cash flow

Cash flow from operating activities was €5,260 million in the first quarter 2010, an increase of 32% compared to the first quarter 2009.

Net cash flow3 for the Group was €2,599 million compared to €1,531 million in the first quarter 2009, an increase of 70%.

The net-debt-to-equity ratio was 21.5% on March 31, 2010 compared to 26.6% on December 31, 2009 and 19.1% on March 31, 2009.4

—	Analysis of business segment results

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in the financial statements according to the FIFO (First-In, First-Out) method and other inventories using the weighted-average cost method. Under the FIFO method, inventories are valued at the last acquisition or production cost. In volatile energy markets, this can have a significant distorting effect on reported income. Accordingly, the segment measure of profitability for the Downstream and Chemicals segments is based on a replacement cost method in order to exclude the impact of oil price changes on the replacement of inventories, as management believes such measure reflects more accurately the operating performance of these segments. In the replacement cost method, which is conceptually close to the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results according to the FIFO method and this replacement cost method. When the replacement cost is higher than the cost of the oldest articles in the inventories (i.e., positive inventory valuation effect), a provision for oil price changes in the adjusted results is established and affects operating expenses. When the replacement cost is lower than the cost of the oldest articles in the inventories (i.e., negative inventory valuation effect), the provision for oil price changes is reversed.

The Group also adjusts for its equity share of adjustment items related to Sanofi-Aventis.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results adjusted for special items. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in the Company’s audited consolidated financial statements, see pages 18 to 21 of this exhibit.

The Group measures performance at the segment level on the basis of net operating income and adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates, capitalized interest expenses), and after income taxes applicable to the above. The income and expenses not included in net operating income but included in net income are interest expenses related to net financial debt only, after applicable income taxes (net cost of net debt and minority interests). Adjusted net operating income excludes the effect of the adjustments (special items, the inventory valuation effect and Sanofi-Aventis related items) described above.

[1]	Detail shown on page 10 of this exhibit.
[2]

Net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies – asset sales + net financing for employees related to stock purchase plans.

[3]	Net cash flow = cash flow from operations + divestments – gross investments.
[4]	Detail shown on page 10 of this exhibit.

UPSTREAM

> Environment - liquids and gas price realizations*

	1Q10	4Q09	1Q09	1Q10 vs 1Q09
Brent ($/b)	76.4	74.5	44.5	+72%
Average liquids price ($/b)	74.2	70.6	41.5	+79%
Average gas price ($/Mbtu)	5.06	5.07	5.98	-15%
Average hydrocarbons price ($/boe)	55.5	54.4	38.8	+43%

*	Consolidated subsidiaries, excluding fixed margin and buy-back contracts.

TOTAL’s average realized hydrocarbons price increased by 43% compared to the first quarter 2009. This reflects a 79% increase in the average realized liquids price, which was greater than the increase in the Brent price, and a 15% decrease in the average realized natural gas price, due to the lag effect in certain gas contract price formulas and portfolio mix effects.

> Production

Hydrocarbon production	1Q10	4Q09	1Q09	1Q10 vs 1Q09
Combined production (kboe/d)	2,427	2,377	2,322	+5%
• Liquids (kb/d)	1,373	1,404	1,413	-3%
• Gas (Mcf/d)	5,829	5,320	4,957	+18%

In the first quarter 2010, hydrocarbon production was 2,427 thousand barrels of oil equivalent per day (kboe/d), an increase of 4.5% compared to the first quarter 2009, essentially as a result of:

•	+6% for production ramp-ups on new fields, net of the normal decline,

•	+1% for lower OPEC reductions and an improvement in gas demand,

•	+1% for lower levels of disruptions in Nigeria related to security issues,

•	-3.5% for the price effect[5].

The impacts on production from changes in the portfolio offset one another between the two quarters.

[5]	The “price effect” refers to the impact of changing hydrocarbon prices on entitlement volumes.

> Results

in millions of euros	1Q10	4Q09	1Q09	1Q10 vs 1Q09
Non-Group sales	4,569	4,880	4,447	+3%
Operating income	4,161	3,887	2,892	+44%
Adjustments affecting operating income	—	(21)	—	—
Adjusted operating income*	4,161	3,908	2,892	+44%
Adjusted net operating income*	1,971	1,948	1,482	+33%
• Includes income from equity affiliates	335	293	227	+48%
Investments	3,143	2,429	2,250	+40%
Divestments	87	77	129	-33%
Cash flow from operating activities	4,680	2,825	2,578	+82%

*	Detail of adjustment items shown in business segment information starting on page 18 of this exhibit.

Adjusted net operating income for the Upstream segment was €1,971 million in the first quarter 2010 compared to €1,482 million in the first quarter 2009, an increase of 33%, reflecting the impacts of higher oil and gas prices and, to a lesser extent, the increase in production.

Adjusted net operating income for the Upstream segment excludes special items. The exclusion of special items had a positive impact on Upstream adjusted net operating income of €76 million in the first quarter 2010 and a positive impact of €21 million in the first quarter 2009.

The effective tax rate for the Upstream segment was 60% compared to 58% in the first quarter 2009, reflecting mainly the impact of higher oil prices and portfolio mix effects. The effective tax rate for the Upstream segment was 58% in the fourth quarter 2009.

The return on average capital employed (ROACE6) for the Upstream segment for the twelve months ended March 31, 2010 was 18%, unchanged from the full year 2009. The annualized first quarter 2010 ROACE for the Upstream segment was 20%.

DOWNSTREAM

> Refinery throughput and utilization rates*

	1Q10	4Q09	1Q09	1Q10 vs 1Q09
Total refinery throughput (kb/d)	1,993	2,055	2,236	-11%
• France	680	701	895	-24%
• Rest of Europe	1,050	1,104	1,086	-3%
• Rest of world	263	250	255	+3%
Utilization rates
• Based on crude only	73%	75%	81%
• Based on crude and other feedstock	77%	79%	86%

*	Includes share of CEPSA.

Refinery throughput decreased by 11% compared to the first quarter 2009, mainly due to the shutdown of the Dunkirk refinery and a distillation unit at the Normandy refinery. Compared to the fourth quarter 2009, the 3% throughput decrease was mainly due to unscheduled maintenance at certain refineries and the impacts of strikes during the first quarter 2010.

The utilization rates based on crude throughput and based on the throughput of crude and other feedstock were 73% and 77%, respectively, in the first quarter 2010 compared to 81% and 86% in the first quarter 2009 and 75% and 79% in the fourth quarter 2009.

[6]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 11 of this exhibit.

> Results

in millions of euros (except ERMI refining margins)	1Q10	4Q09	1Q09	1Q10 vs 1Q09
European refining margin indicator - ERMI ($/t)	29.5	11.7	30.5	-3%
Non-Group sales	28,808	27,423	22,368	+29%
Operating income	521	39	1,036	-50%
Adjustments affecting operating income	330	28	245	+35%
Adjusted operating income*	191	11	791	-76%
Adjusted net operating income*	155	51	600	-74%
• Includes income from equity affiliates	14	19	33	-58%
Investments	456	844	495	-8%
Divestments	27	48	36	-25%
Cash flow from operating activities	454	(1,400)	1,648	-72%

*	Detail of adjustment items shown in business segment information starting on page 18 of this exhibit.

The European refinery indicator averaged 29.5 $/t over the quarter, a decrease of 3% compared to the first quarter.

Adjusted net operating income from the Downstream segment was €155 million in the first quarter 2010, a decrease of 74% compared to the first quarter 2009, reflecting less favorable conditions for supply optimization and marketing as well as the lower throughput level for the Group’s refineries.

Adjusted net operating income for the Downstream segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a negative impact on Downstream adjusted net operating income of €272 million in the first quarter 2010 and a negative impact of €246 million in the first quarter 2009. The exclusion of special items had a positive impact on Downstream adjusted net operating income of €39 million in the first quarter 2010 and a positive impact of €71 million in the first quarter 2009.

The ROACE for the Downstream segment for the twelve months ended March 31, 2010 was 4% compared to 7% for the full year 2009. The annualized first quarter 2010 ROACE for the Downstream segment was 4%.

CHEMICALS

in millions of euros	1Q10		4Q09	1Q09	1Q10 vs 1Q09
Non-Group sales	4,223	*	3,932	3,218	+31%
• Base chemicals	2,532	*	2,389	1,776	+43%
• Specialties	1,691		1,543	1,442	+17%
Operating income	260	*	97	61	x3.3
Adjustments affecting operating income	106	*	31	129	-18%
Adjusted operating income**	154	*	66	(68)	n/a
Adjusted net operating income**	157		72	(32)	n/a
• Base chemicals	44		(16)	(40)	n/a
• Specialties	117		93	16	x7
Investments	94		225	179	-47%
Divestments	6		20	6	—
Cash flow from operating activities	(90)		324	178	n/a

*	Effective January 1, 2010, the Samsung-Total Petrochemicals joint venture, owned 50% by TOTAL, is consolidated as an equity affiliate whereas in the past it was proportionately consolidated.
**	Detail of adjustment items shown in business segment information starting on page 18 of this exhibit.

In the first quarter 2010, petrochemical margins improved while polymer sales volumes remained stable compared to the first and fourth quarters of 2009.

Sales for the Chemical segment were €4,223 million, an increase of 31% compared to the first quarter 2009.

The adjusted net operating income for the Chemicals segment was €157 million, including €117 million from the Specialty chemicals sector, which benefited from higher demand in all of its markets compared to the first quarter 2009 as well as from its cost reduction efforts.

Adjusted net operating income for the Chemicals segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a negative impact on the Chemicals segment’s adjusted net operating income of €75 million in the first quarter 2010 and a negative impact of €80 million in the first quarter 2009. The exclusion of special items had no impact on the Chemicals segment’s adjusted net operating income in the first quarter 2010 and a positive impact of €8 million in the first quarter 2009.

The ROACE for the Chemicals segment for the twelve months ended March 31, 2010 was 6% compared to 4% for the full year 2009. The annualized first quarter 2010 ROACE for the Chemicals segment was 9%.

—	Summary and outlook

Pending approval at the Annual Shareholders Meeting on May 21, 2010, TOTAL S.A. will pay on June 1, 2010, the remaining €1.14 per share7 of the 2009 dividend, which is equal in amount to the interim dividend paid in November 2009. The full-year 2009 dividend is a total of €2.28 per share.

In the Upstream segment, the production growth observed over the past quarters is expected to continue in 2010, fueled by the ramp-up of projects started in 2009 and the start-up of the second Yemen LNG train in April this year. To strengthen production growth in the medium term, the Group is pursuing the development of diversified and major projects, including Pazflor in Angola, Usan in Nigeria, Kashagan in Kazakhstan, and, since the beginning of this year, Surmont Phase 2 in Canada and Laggan-Tormore in the UK North Sea. The official launch of the CLOV project in Angola, already approved internally by TOTAL, is expected very soon. In the framework of its strategy to access new resources, TOTAL is pursuing an ongoing exploration program and evaluating opportunities for partnerships that leverage its operational and technical expertise.

In the Downstream segment, TOTAL is strengthening its competitiveness by adapting its portfolio to changes in the market.

In the Chemicals segment, the Group is benefiting from the ramp up of petrochemicals production at its new ethane cracker in Qatar and from its Specialty chemicals units that are well positioned for the economic recovery.

Since the start of the second quarter 2010, the price of Brent has risen and stabilized around $85 per barrel, but refining margins have fallen relative to the first quarter level. The environment for the Chemicals segment is progressively improving.

Forward-looking statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

[7]	The ex-dividend date for the remainder of the 2009 dividend would be May 27, 2010.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•

material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•	changes in currency exchange rates and currency devaluations;

•	the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;

•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

•	changes in the current capital expenditure plans of TOTAL;

•	the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;

•	the financial resources of competitors;

•	changes in laws and regulations, including tax and environmental laws and industrial safety regulations;

•	the quality of future opportunities that may be presented to or pursued by TOTAL;

•	the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;

•	the ability to obtain governmental or regulatory approvals;

•	the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;

•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

•

changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and

•	the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2009.

Operating information by segment

First quarter 2010

—	Upstream

Combined liquids and gas production by region (kboe/d)	1Q10	4Q09	1Q09	1Q10 vs 1Q09
Europe	647	627	686	-6%
Africa	746	780	741	+1%
Middle East	516	493	419	+23%
North America	66	41	11	x6
South America	172	167	184	-7%
Asia-Pacific	254	242	255	—
CIS	26	27	26	—
Total production	2,427	2,377	2,322	+5%
Includes equity and non-consolidated affiliates	415	393	350	+19%

Liquids production by region (kb/d)	1Q10	4Q09	1Q09	1Q10 vs 1Q09
Europe	301	306	320	-6%
Africa	620	648	633	-2%
Middle East	302	304	315	-4%
North America	32	30	10	x3
South America	72	68	85	-15%
Asia-Pacific	32	31	36	-11%
CIS	14	17	14	—
Total production	1,373	1,404	1,413	-3%
Includes equity and non-consolidated affiliates	284	276	294	-3%

Gas production by region (Mcf/d)	1Q10	4Q09	1Q09	1Q10 vs 1Q09

Europe	1,940	1,736	1,985	-2%
Africa	644	681	551	+17%
Middle East	1,188	1,050	574	x2
North America	188	53	8	x24
South America	554	546	549	+1%
Asia-Pacific	1,249	1,196	1,223	+2%
CIS	66	58	67	-1%
Total production	5,829	5,320	4,957	+18%
Includes equity and non-consolidated affiliates	709	635	302	x2

Liquefied natural gas	1Q10	4Q09	1Q09	1Q10 vs 1Q09

LNG sales* (Mt)	2.89	2.35	2.10	+38%

*	Sales, Group share, excludes trading.

—	Downstream

Refined products sales by region (kb/d)*	1Q10	4Q09	1Q09	1Q10 vs 1Q09

Europe	1,949	2,046	2,176	-10%
Africa	286	295	277	+3%
Americas	147	145	189	-22%
Rest of world	145	158	128	+13%
Total consolidated sales	2,527	2,644	2,770	-9%

Trading	990	921	1,000	-1%

Total refined product sales	3,517	3,565	3,770	-7%

*	Includes trading and share of CEPSA

Investments - Divestments

in millions of euros	1Q10	4Q09	1Q09	1Q10 vs 1Q09

Investments excluding acquisitions*	2,427	3,307	2,747	-12%

• Capitalized exploration	199	256	228	-13%
• Net investments in equity affiliates and non-consolidated companies	111	159	225	-51%
Acquisitions	1,217	112	93	x13

Investments including acquisitions*	3,644	3,419	2,840	+28%

Asset sales	965	821	359	x3

Net investments **	2,661	2,580	2,463	+8%

*	Includes net investments in equity affiliates and non-consolidated companies.
**	Net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies – asset sales + net financing for employees related to stock purchase plans.

Net-debt-to-equity ratio

in millions of euros	3/31/2010	12/31/2009	3/31/2009

Current borrowings	6,840	6,994	4,771
Net current financial assets	(654)	(188)	(80)
Non-current financial debt	19,727	19,437	19,078
Hedging instruments of non-current debt	(1,212)	(1,025)	(934)
Cash and cash equivalents	(12,954)	(11,662)	(13,319)
Net debt	11,747	13,556	9,516

Shareholders’ equity	57,283	52,552	52,597
Estimated dividend payable*	(3,821)	(2,546)	(3,812)
Minority interests	1,083	987	1,004
Equity	54,545	50,993	49,789

Net-debt-to-equity ratio	21.5%	26.6%	19.1%

*	Based on a dividend equal to €2.28/share less the interim dividend €1.14/share (€2,545 million) paid in November 2009.

Return on average capital employed

—	Twelve months ended March 31, 2010

in millions of euros	Upstream	Downstream	Chemicals

Adjusted net operating income	6,871	508	461
Capital employed at 3/31/2009*	35,027	13,095	7,175
Capital employed at 3/31/2010*	39,925	15,634	7,412

ROACE	18.3%	3.5%	6.3%

*	At replacement cost (excluding after-tax inventory effect).

—	Full year 2009

in millions of euros	Upstream	Downstream	Chemicals**

Adjusted net operating income	6,382	953	272
Capital employed at 12/31/2008*	32,681	13,623	7,417
Capital employed at 12/31/2009*	37,397	15,299	6,898

ROACE	18.2%	6.6%	3.8%

*	At replacement cost (excluding after-tax inventory effect).
**	Capital employed for Chemicals reduced for the Toulouse-AZF provision of €256 million pre-tax at 12/31/2008.

—	Twelve months ended March 31, 2009

in millions of euros	Upstream	Downstream	Chemicals**

Adjusted net operating income	9,475	2,858	478
Capital employed at 3/31/2008*	25,731	11,415	7,266
Capital employed at 3/31/2009*	35,027	13,095	7,175

ROACE	31.2%	23.3%	6.6%

*	At replacement cost (excluding after-tax inventory effect).
**	Capital employed for Chemicals reduced for the Toulouse-AZF provision of €129 million pre-tax at 3/31/2008.

MAIN INDICATORS

Chart updated around the middle of the month following the end of each quarter.

	€/ $	European refining margins ERMI* ($/t) **	Brent ($/b)	Average liquids price*** ($/b)	Average gas price ($/Mbtu)***
First quarter 2010	1.38	29.5	76.4	74.2	5.06
Fourth quarter 2009	1.48	11.7	74.5	70.6	5.07
Third quarter 2009	1.43	12.0	68.1	65.1	4.89
Second quarter 2009	1.36	17.1	59.1	54.8	4.71
First quarter 2009	1.30	30.5	44.5	41.5	5.98
Fourth quarter 2008	1.32	40.9	55.5	49.4	7.57

*	European Refining Margin Indicator (ERMI) is an indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by Total in any period because of Total’s particular refinery configurations, product mix effects or other company-specific operating conditions. TRCV was the indicator margin reported in previous quarters in the interim updates. For information, TRCV is 19.3 $/t for first quarter 2010.
**	1 $/t = 0.136 $/b.
***	Consolidated subsidiaries, excluding fixed margin and buy-back contracts.

Disclaimer: these data are based on TOTAL’s reporting and are not audited. They are subject to change.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M€) (a)	1st quarter 2010	4th quarter 2009	1st quarter 2009

Sales	37,603	36,228	30,041
Excise taxes	(4,442)	(4,933)	(4,573)
Revenues from sales	33,161	31,295	25,468

Purchases, net of inventory variation	(21,701)	(20,590)	(15,228)
Other operating expenses	(4,712)	(4,684)	(4,675)
Exploration costs	(215)	(237)	(176)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,699)	(1,927)	(1,520)
Other income	160	123	15
Other expense	(212)	(202)	(87)

Financial interest on debt	(100)	(111)	(171)
Financial income from marketable securities & cash equivalents	24	16	55
Cost of net debt	(76)	(95)	(116)

Other financial income	71	177	159
Other financial expense	(95)	(92)	(81)

Equity in income (loss) of affiliates	524	384	467
Income taxes	(2,528)	(2,045)	(1,902)

Consolidated net income	2,678	2,107	2,324

Group share	2,613	2,065	2,290
Minority interests	65	42	34

Earnings per share (€)	1.17	0.93	1.03

Fully-diluted earnings per share (€)	1.17	0.92	1.02

(a)	Except for per share amounts

CONSOLIDATED BALANCE SHEET

TOTAL

(M€)	March 31, 2010 (unaudited)	December 31, 2009	March 31, 2009 (unaudited)

ASSETS

Non-current assets
Intangible assets, net	8,272	7,514	5,904
Property, plant and equipment, net	53,549	51,590	48,773
Equity affiliates : investments and loans	14,656	13,624	15,093
Other investments	1,122	1,162	1,192
Hedging instruments of non-current financial debt	1,212	1,025	934
Other non-current assets	3,273	3,081	3,244

Total non-current assets	82,084	77,996	75,140

Current assets
Inventories, net	14,185	13,867	10,097
Accounts receivable, net	17,921	15,719	14,940
Other current assets	7,817	8,198	9,047
Current financial assets	968	311	150
Cash and cash equivalents	12,954	11,662	13,319

Total current assets	53,845	49,757	47,553

Total assets	135,929	127,753	122,693

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	5,871	5,871	5,931
Paid-in surplus and retained earnings	58,026	55,372	55,198
Currency translation adjustment	(3,010)	(5,069)	(3,523)
Treasury shares	(3,604)	(3,622)	(5,009)

Total shareholders’ equity - Group Share	57,283	52,552	52,597

Minority interests	1,083	987	1,004

Total shareholders’ equity	58,366	53,539	53,601

Non-current liabilities
Deferred income taxes	9,486	8,948	8,478
Employee benefits	2,127	2,040	2,035
Provisions and other non-current liabilities	9,015	9,381	8,391

Total non-current liabilities	20,628	20,369	18,904

Non-current financial debt	19,727	19,437	19,078

Current liabilities
Accounts payable	16,367	15,383	13,894
Other creditors and accrued liabilities	13,687	11,908	12,375
Current borrowings	6,840	6,994	4,771
Other current financial liabilities	314	123	70

Total current liabilities	37,208	34,408	31,110

Total liabilities and shareholders’ equity	135,929	127,753	122,693

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M€)	1st quarter 2010	4th quarter 2009	1st quarter 2009

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	2,678	2,107	2,324
Depreciation, depletion and amortization	1,871	2,061	1,661
Non-current liabilities, valuation allowances and deferred taxes	55	(82)	(68)
Impact of coverage of pension benefit plans	—	—	—
(Gains) losses on sales of assets	(148)	(104)	(15)
Undistributed affiliates’ equity earnings	(262)	(148)	(79)
(Increase) decrease in working capital	1,035	(1,968)	145
Other changes, net	31	23	26

Cash flow from operating activities	5,260	1,889	3,994

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(3,464)	(3,204)	(2,484)
Acquisitions of subsidiaries, net of cash acquired	—	(4)	(47)
Investments in equity affiliates and other securities	(69)	(52)	(84)
Increase in non-current loans	(176)	(264)	(320)

Total expenditures	(3,709)	(3,524)	(2,935)
Proceeds from disposal of intangible assets and property, plant and equipment	34	19	60
Proceeds from disposal of subsidiaries, net of cash sold	—	—	—
Proceeds from disposal of non-current investments	931	802	299
Repayment of non-current loans	83	123	113

Total divestments	1,048	944	472

Cash flow used in investing activities	(2,661)	(2,580)	(2,463)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	5	22	9
- Treasury shares	18	19	—
- Minority shareholders	—	—	—
Dividends paid:
- Parent company shareholders	—	(2,545)	—
- Minority shareholders	—	(59)	(4)
Net issuance (repayment) of non-current debt	63	1,285	2,844
Increase (decrease) in current borrowings	(601)	(109)	(3,417)
Increase (decrease) in current financial assets and liabilities	(497)	(54)	—
Cash flow used in financing activities	(1,012)	(1,441)	(568)

Net increase (decrease) in cash and cash equivalents	1,587	(2,132)	963
Effect of exchange rates	(295)	19	35
Cash and cash equivalents at the beginning of the period	11,662	13,775	12,321

Cash and cash equivalents at the end of the period	12,954	11,662	13,319

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

(unaudited)

	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders’ equity Group Share	Minority interests	Total shareholders’ equity
(M€)	Number	Amount			Number	Amount
As of January 1, 2009	2,371,808,074	5,930	52,947	(4,876)	(143,082,095)	(5,009)	48,992	958	49,950

Net income of the first quarter	—	—	2,290	—	—	—	2,290	34	2,324
Other comprehensive Income	—	—	(64)	1,353	—	—	1,289	40	1,329
Comprehensive Income	—	—	2,226	1,353	—	—	3,579	74	3,653
Dividend	—	—	—	—	—	—	—	(4)	(4)
Issuance of common shares	461,360	1	8	—	—	—	9	—	9
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	—	—	11,640	—	—	—	—
Share-based payments	—	—	40	—	—	—	40	—	40
Other operations with minority interests	—	—	(23)	—	—	—	(23)	(24)	(47)
Share cancellation	—	—	—	—	—	—	—	—	—
Transactions with shareholders	461,360	1	25	—	11,640	—	26	(28)	(2)
As of March 31, 2009	2,372,269,434	5,931	55,198	(3,523)	(143,070,455)	(5,009)	52,597	1,004	53,601

Net income from April 1 to December 31, 2009	—	—	6,157	—	—	—	6,157	148	6,305
Other comprehensive Income	—	—	310	(1,546)	—	—	(1,236)	20	(1,216)
Comprehensive Income	—	—	6,467	(1,546)	—	—	4,921	168	5,089
Dividend	—	—	(5,086)	—	—	—	(5,086)	(185)	(5,271)
Issuance of common shares	953,450	2	30	—	—	—	32	—	32
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	(143)	—	2,863,265	165	22	—	22
Share-based payments	—	—	66	—	—	—	66	—	66
Other operations with minority interests	—	—	—	—	—	—	—	—	—
Share cancellation	(24,800,000)	(62)	(1,160)	—	24,800,000	1,222	—	—	—
Transactions with shareholders	(23,846,550)	(60)	(6,293)	—	27,663,265	1,387	(4,966)	(185)	(5,151)
As of December 31, 2009	2,348,422,884	5,871	55,372	(5,069)	(115,407,190)	(3,622)	52,552	987	53,539

Net income of the first quarter	—	—	2,613	—	—	—	2,613	65	2,678
Other comprehensive Income	—	—	4	2,059	—	—	2,063	31	2,094
Comprehensive Income	—	—	2,617	2,059	—	—	4,676	96	4,772
Dividend	—	—	—	—	—	—	—	—	—
Issuance of common shares	164,686	—	5	—	—	—	5	—	5
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	—	—	460,262	18	18	—	18
Share-based payments	—	—	32	—	—	—	32	—	32
Other operations with minority interests	—	—	—	—	—	—	—	—	—
Share cancellation	—	—	—	—	—	—	—	—	—
Transactions with shareholders	164,686	—	37	—	460,262	18	55	—	55
As of March 31, 2010	2,348,587,570	5,871	58,026	(3,010)	(114,946,928)	(3,604)	57,283	1,083	58,366

(1)	Treasury shares related to the stock option purchase plans and restricted stock grants.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M€)	1st quarter 2010	4th quarter 2009	1st quarter 2009

Consolidated net income	2,678	2,107	2,324

Other comprehensive income
Currency translation adjustment	1,847	615	1,212
Available for sale financial assets	(3)	(12)	(11)
Cash flow hedge	24	65	(70)
Share of other comprehensive income of associates, net amount	233	183	159
Other	1	1	14

Tax effect	(8)	(7)	25

Total other comprehensive income (net amount)	2,094	845	1,329

Comprehensive income	4,772	2,952	3,653

- Group share	4,676	2,865	3,579
- Minority interests	96	87	74

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st quarter 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,569	28,808	4,223	3	—	37,603
Intersegment sales	5,302	1,081	237	42	(6,662)	—
Excise taxes	—	(4,442)	—	—	—	(4,442)

Revenues from sales	9,871	25,447	4,460	45	(6,662)	33,161
Operating expenses	(4,454)	(24,621)	(4,070)	(145)	6,662	(26,628)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,256)	(305)	(130)	(8)	—	(1,699)

Operating income	4,161	521	260	(108)	—	4,834
Equity in income (loss) of affiliates and other items	108	31	45	264	—	448
Tax on net operating income	(2,374)	(164)	(73)	57	—	(2,554)

Net operating income	1,895	388	232	213	—	2,728
Net cost of net debt						(50)
Minority interests						(65)

Net income						2,613

1st quarter 2010 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes
Revenues from sales
Operating expenses	—	330	106	—		436
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (b)	—	330	106	—		436
Equity in income (loss) of affiliates and other items (c)	(106)	16	4	91		5
Tax on net operating income	30	(113)	(35)	(2)		(120)

Net operating income (b)	(76)	233	75	89		321
Net cost of net debt						—
Minority interests						(4)

Net income						317

(a) Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis.

(b) Of which inventory valuation effect
On operating income	—	380	106	—
On net operating income	—	272	75	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(41)

1st quarter 2010 (adjusted) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,569	28,808	4,223	3	—	37,603
Intersegment sales	5,302	1,081	237	42	(6,662)	—
Excise taxes	—	(4,442)	—	—	—	(4,442)

Revenues from sales	9,871	25,447	4,460	45	(6,662)	33,161
Operating expenses	(4,454)	(24,951)	(4,176)	(145)	6,662	(27,064)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,256)	(305)	(130)	(8)	—	(1,699)

Adjusted operating income	4,161	191	154	(108)	—	4,398
Equity in income (loss) of affiliates and other items	214	15	41	173	—	443
Tax on net operating income	(2,404)	(51)	(38)	59	—	(2,434)

Adjusted net operating income	1,971	155	157	124	—	2,407
Net cost of net debt						(50)
Minority interests						(61)

Ajusted net income						2,296

1st quarter 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	3,143	456	94	16		3,709
Total divestments	87	27	6	928		1,048
Cash flow from operating activities	4,680	454	(90)	216		5,260

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

4th quarter 2009 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,880	27,423	3,932	(7)	—	36,228
Intersegment sales	4,460	1,217	218	41	(5,936)	—
Excise taxes	—	(4,933)	—	—	—	(4,933)

Revenues from sales	9,340	23,707	4,150	34	(5,936)	31,295
Operating expenses	(4,299)	(23,046)	(3,912)	(190)	5,936	(25,511)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,154)	(622)	(141)	(10)	—	(1,927)

Operating income	3,887	39	97	(166)	—	3,857
Equity in income (loss) of affiliates and other items	155	(4)	44	195	—	390
Tax on net operating income	(2,188)	(1)	(20)	129	—	(2,080)

Net operating income	1,854	34	121	158	—	2,167
Net cost of net debt						(60)
Minority interests						(42)

Net income						2,065

4th quarter 2009 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes
Revenues from sales	—	—	—	—		—
Operating expenses	(17)	313	25	—		321
Depreciation, depletion and amortization of tangible assets and mineral interests	(4)	(285)	6	—		(283)

Operating income (b)	(21)	28	31	—		38
Equity in income (loss) of affiliates and other items (c)	(90)	(22)	23	46		(43)
Tax on net operating income	17	(23)	(5)	(2)		(13)

Net operating income (b)	(94)	(17)	49	44		(18)
Net cost of net debt						—
Minority interests						2

Net income						(16)

(a) Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis.

(b) Of which inventory valuation effect
On operating income	—	388	61	—
On net operating income	—	259	38	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(48)

4th quarter 2009 (adjusted) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,880	27,423	3,932	(7)	—	36,228
Intersegment sales	4,460	1,217	218	41	(5,936)	—
Excise taxes	—	(4,933)	—	—	—	(4,933)

Revenues from sales	9,340	23,707	4,150	34	(5,936)	31,295
Operating expenses	(4,282)	(23,359)	(3,937)	(190)	5,936	(25,832)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,150)	(337)	(147)	(10)	—	(1,644)

Adjusted operating income	3,908	11	66	(166)	—	3,819
Equity in income (loss) of affiliates and other items	245	18	21	149	—	433
Tax on net operating income	(2,205)	22	(15)	131	—	(2,067)

Adjusted net operating income	1,948	51	72	114	—	2,185
Net cost of net debt						(60)
Minority interests						(44)

Ajusted net income						2,081

4th quarter 2009 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	2,429	844	225	26	—	3,524
Total divestments	77	48	20	799	—	944
Cash flow from operating activities	2,825	(1,400)	324	140	—	1,889

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st quarter 2009 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,447	22,368	3,218	8	—	30,041
Intersegment sales	3,242	641	124	37	(4,044)	—
Excise taxes	—	(4,573)	—	—	—	(4,573)

Revenues from sales	7,689	18,436	3,342	45	(4,044)	25,468
Operating expenses	(3,732)	(17,099)	(3,137)	(155)	4,044	(20,079)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,065)	(301)	(144)	(10)	—	(1,520)

Operating income	2,892	1,036	61	(120)	—	3,869
Equity in income (loss) of affiliates and other items	243	42	(4)	192	—	473
Tax on net operating income	(1,674)	(303)	(17)	62	—	(1,932)

Net operating income	1,461	775	40	134	—	2,410
Net cost of net debt						(86)
Minority interests						(34)

Net income						2,290

1st quarter 2009 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes
Revenues from sales	—	—	—	—		—
Operating expenses	—	245	129	—		374
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (b)	—	245	129	—		374
Equity in income (loss) of affiliates and other items (c)	(21)	15	(19)	(50)		(75)
Tax on net operating income	—	(85)	(38)	—		(123)

Net operating income (b)	(21)	175	72	(50)		176
Net cost of net debt						—
Minority interests						1

Net income						177

(a) Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis.

(b) Of which inventory valuation effect
On operating income	—	345	132	—
On net operating income	—	246	80	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(63)

1st quarter 2009 (adjusted) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,447	22,368	3,218	8	—	30,041
Intersegment sales	3,242	641	124	37	(4,044)	—
Excise taxes	—	(4,573)	—	—	—	(4,573)

Revenues from sales	7,689	18,436	3,342	45	(4,044)	25,468
Operating expenses	(3,732)	(17,344)	(3,266)	(155)	4,044	(20,453)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,065)	(301)	(144)	(10)	—	(1,520)

Adjusted operating income	2,892	791	(68)	(120)	—	3,495
Equity in income (loss) of affiliates and other items	264	27	15	242	—	548
Tax on net operating income	(1,674)	(218)	21	62	—	(1,809)

Adjusted net operating income	1,482	600	(32)	184	—	2,234
Net cost of net debt						(86)
Minority interests						(35)

Ajusted net income						2,113

1st quarter 2009 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	2,250	495	179	11		2,935
Total divestments	129	36	6	301		472
Cash flow from operating activities	2,578	1,648	178	(410)		3,994

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)

TOTAL

(unaudited)

1st quarter 2010 (M€)	Adjusted	Adjustments	Consolidated statement of income

Sales	37,603	—	37,603
Excise taxes	(4,442)	—	(4,442)
Revenues from sales	33,161	—	33,161

Purchases net of inventory variation	(22,187)	486	(21,701)
Other operating expenses	(4,662)	(50)	(4,712)
Exploration costs	(215)	—	(215)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,699)	—	(1,699)
Other income	28	132	160
Other expense	(106)	(106)	(212)

Financial interest on debt	(100)	—	(100)
Financial income from marketable securities & cash equivalents	24	—	24
Cost of net debt	(76)	—	(76)

Other financial income	71	—	71
Other financial expense	(95)	—	(95)

Equity in income (loss) of affiliates	545	(21)	524

Income taxes	(2,408)	(120)	(2,528)

Consolidated net income	2,357	321	2,678
Group share	2,296	317	2,613
Minority interests	61	4	65

1st quarter 2009 (M€)	Adjusted	Adjustments	Consolidated statement of income

Sales	30,041	—	30,041
Excise taxes	(4,573)	—	(4,573)
Revenues from sales	25,468	—	25,468

Purchases net of inventory variation	(15,705)	477	(15,228)
Other operating expenses	(4,572)	(103)	(4,675)
Exploration costs	(176)	—	(176)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,520)	—	(1,520)
Other income	2	13	15
Other expense	(57)	(30)	(87)

Financial interest on debt	(171)	—	(171)
Financial income from marketable securities & cash equivalents	55	—	55
Cost of net debt	(116)	—	(116)

Other financial income	159	—	159
Other financial expense	(81)	—	(81)

Equity in income (loss) of affiliates	525	(58)	467

Income taxes	(1,779)	(123)	(1,902)

Consolidated net income	2,148	176	2,324
Group share	2,113	177	2,290
Minority interests	35	(1)	34

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST THREE MONTHS OF 2010

(unaudited)

1)	Accounting policies

The interim consolidated financial statements of TOTAL S.A. and its subsidiaries (the Group) as of March 31, 2010 have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”. The accounting policies applied for the consolidated financial statements as of March 31, 2010 do not differ significantly from those applied for the consolidated financial statements as of December 31, 2009 which have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standard Board). The new accounting standards and amendments mandatory for the annual period beginning January 1, 2010 are described in Note 1W to the consolidated financial statements as of December 31, 2009 and have no material effect on the Group’s consolidated financial statements for the first three months of 2010.

Among these new standards or interpretations effective for annual periods beginning on or after January 1, 2010, the revised versions of IFRS 3 “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements” should be noted. These revised standards introduce new provisions regarding the accounting for business combinations. Their application is prospective.

In addition, as of January 1, 2010, jointly-controlled entities are consolidated under the equity method, as provided for in the alternative method of IAS 31 “Interests in Joint Ventures”. Until December 31, 2009, these entities were consolidated under the proportionate consolidation method. This change involves two entities and has been applied prospectively, as the impact is not material.

The preparation of financial statements in accordance with IFRS requires management to make estimates and apply assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period. Management reviews these estimates and assumptions on an ongoing basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the carrying amount of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply. These judgments and estimates relate principally to the application of the successful efforts method for the oil and gas accounting, the valuation of long-lived assets, the provisions for asset retirement obligations and environmental remediation, the pensions and post-retirement benefits and the income tax computation. These estimates and assumptions are described in the Notes to the consolidated financial statements as of December 31, 2009.

Lastly, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, management applies its judgment to define and apply accounting policies that will lead to relevant and reliable information, so that the financial statements:

•	give a true and fair view of the Group’s financial position, financial performance and cash flows;

•	reflect the substance of transactions;

•	are neutral;

•	are prepared on a prudent basis;

•	are complete in all material aspects.

Pursuant to the accrual basis of accounting followed by the Group, the financial statements reflect the effects of transactions and other events when they occur. Assets and liabilities such as property, plant and equipment and intangible assets are usually measured at amortized cost. Financial assets and liabilities are usually measured at fair value.

2)	Changes in the Group structure, main acquisitions and divestments

During the first three months of 2010, TOTAL progressively sold 1.23% of Sanofi-Aventis’ share capital, thus reducing its interest to 6.16%. Sanofi-Aventis is accounted for by the equity method in TOTAL’s Consolidated Financial Statements.

3)	Adjustment items

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL.

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i)	Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in some instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii)	Inventory valuation effect

The adjusted results of the Downstream and Chemicals segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results according to FIFO (First-In, First-Out) and the replacement cost.

(iii)	TOTAL’s equity share of adjustment items reconciling “Business net income” and Net income attributable to equity holders of Sanofi-Aventis

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, and excluding TOTAL’s equity share of adjustment items related to Sanofi-Aventis.

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME

(M€)		Upstream	Downstream	Chemicals	Corporate	Total
1st quarter 2010	Inventory valuation effect	—	380	106	—	486
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	—	—	—
	Other items	—	(50)	—	—	(50)

Total		—	330	106	—	436

1st quarter 2009	Inventory valuation effect	—	345	132	—	477
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	—	—	—
	Other items	—	(100)	(3)	—	(103)

Total		—	245	129	—	374

ADJUSTMENTS TO NET INCOME GROUP SHARE

(M€)		Upstream	Downstream	Chemicals	Corporate	Total
1st quarter 2010	Inventory valuation effect	—	269	75	—	344
	TOTAL’s equity share of adjustments related to Sanofi-Aventis	—	—	—	(41)	(41)
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(59)	—	—	—	(59)
	Gains (losses) on disposals of assets	—	—	—	129	129
	Other items	(17)	(39)	—	—	(56)

Total		(76)	230	75	88	317

1st quarter 2009	Inventory valuation effect	—	247	80	—	327
	TOTAL’s equity share of adjustments related to Sanofi-Aventis	—	—	—	(63)	(63)
	Restructuring charges	—	—	(6)	—	(6)
	Asset impairment charges	—	—	—	—	—
	Gains (losses) on disposals of assets	—	—	—	13	13
	Other items	(21)	(71)	(2)	—	(94)

Total		(21)	176	72	(50)	177

4)	Shareholders’ equity

Treasury shares (TOTAL shares held by TOTAL S.A.)

As of March 31, 2010, TOTAL S.A. held 14,615,660 of its own shares, representing 0.62% of its share capital, detailed as follows:

•	5,559,915 shares allocated to covering a TOTAL share purchase option plan for Group employees and executive officers;

•	5,799,020 shares allocated to TOTAL restricted shares plans for Group employees; and

•	3,256,725 shares intended to be allocated to new TOTAL share purchase option plans or to new restricted shares plans.

These 14,615,660 shares are deducted from the consolidated shareholders’ equity.

TOTAL shares held by Group subsidiaries

As of March 31, 2010, TOTAL S.A. held indirectly through its subsidiaries 100,331,268 of its own shares, representing 4.27% of its share capital, detailed as follows:

•	2,023,672 shares held by a consolidated subsidiary, Total Nucléaire, 100% indirectly controlled by TOTAL S.A.;

•	98,307,596 shares held by subsidiaries of Elf Aquitaine (Financière Valorgest, Sogapar and Fingestval).

These 100,331,268 shares are deducted from the consolidated shareholders’ equity.

Dividend

For the 2009 fiscal year, the Board of Directors has proposed a dividend of €2.28 per share. This proposed dividend will be voted on by the shareholders’ meeting to be held on May 21, 2010. An interim dividend of €1.14 per share was paid on November 18, 2009. If approved, the balance of €1.14 per share will be paid on June 1, 2010.

Other Comprehensive Income

Detail of other comprehensive income showing items reclassified from equity to net income is presented in the table below:

(M€)	1st quarter 2010		1st quarter 2009
Currency translation adjustment		1,847		1,212
- unrealized gain/(loss) of the period	1,847		1,208
- less gain/(loss) included in net income	—		(4)

Available for sale financial assets		(3)		(11)
- unrealized gain/(loss) of the period	14		(11)
- less gain/(loss) included in net income	17		—

Cash flow hedge		24		(70)
- unrealized gain/(loss) of the period	(129)		(33)
- less gain/(loss) included in net income	(153)		37

Share of other comprehensive income of equity affiliates, net amount		233		159

Other		1		14
- unrealized gain/(loss) of the period	1		14
- less gain/(loss) included in net income	—		—

Tax effect		(8)		25

Total other comprehensive income, net amount		2,094		1,329

Tax effects relating to each component of other comprehensive income are as follows:

	1st quarter 2010			1st quarter 2009
(M€)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Currency translation adjustment	1,847		1,847	1,212		1,212

Available for sale financial assets	(3)	—	(3)	(11)	1	(10)

Cash flow hedge	24	(8)	16	(70)	24	(46)

Share of other comprehensive income of equity affiliates, net amount	233		233	159		159

Other	1		1	14		14

Total other comprehensive income	2,102	(8)	2,094	1,304	25	1,329

5)	Non-current financial debt

The Group issued bonds through its subsidiary Total Capital during the first three months of 2010:

•	Bond 6.000% 2010-2015 (100 million AUD)

•	Bond 2.875% 2010-2015 (250 million USD)

The Group reimbursed bonds during the first three months of 2010:

•	Bond 3.750% 2004-2010 (500 million EUR)

•	Bond 3.750% 2006-2010 (100 million EUR)

•	Bond 3.750% 2006-2010 (50 million EUR)

•	Bond 3.750% 2006-2010 (50 million EUR)

In the context of its active cash management, the Group may temporarily increase its current borrowings, particularly in the form of commercial paper. The changes in current borrowings, cash and cash equivalents and current financial assets resulting from this cash management in the quarterly financial statements are not necessarily representative of a longer-term position.

6)	Related parties

The related parties are principally equity affiliates and non-consolidated investments. There were no major changes concerning the main transactions with related parties during the first three months of 2010.

7)	Other risks and contingent liabilities

TOTAL is not currently aware of any event, litigation, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

Antitrust investigations

1.

Following investigations into certain commercial practices in the chemicals industry in the United States, some subsidiaries of the Arkema(1) group have been involved in criminal investigations, closed as of today, and civil liability lawsuits in the United States for violations of antitrust laws. TOTAL S.A. has been named in certain of these suits as the parent company.

In Europe, the European Commission commenced investigations in 2000, 2003 and 2004 into alleged anti-competitive practices involving certain products sold by Arkema. In January 2005, under one of these investigations, the European Commission fined Arkema €13.5 million and jointly fined Arkema and Elf Aquitaine €45 million. The appeal from Arkema and Elf Aquitaine before the Court of First Instance of the European Union has been rejected on September 30, 2009. A recourse before the Court of Justice of the European Communities has been filed.

The Commission notified Arkema, TOTAL S.A. and Elf Aquitaine of complaints concerning two other product lines in January and August 2005, respectively. Arkema has cooperated with the authorities in these procedures and investigations. In May 2006, the European Commission fined Arkema €78.7 million and €219.1 million, as a result of, respectively, each of these two proceedings. Elf Aquitaine was held jointly and severally liable for, respectively, €65.1 million and €181.35 million of these fines while TOTAL S.A. was held jointly and severally liable, respectively, for €42 million and €140.4 million. TOTAL S.A., Arkema and Elf Aquitaine have appealed these decisions to the Court of First Instance of the European Union.

Arkema and Elf Aquitaine received a statement of objections from the European Commission in August 2007 concerning alleged anti-competitive practices related to another line of chemical products. As a result, in June 2008, Arkema and Elf Aquitaine have been jointly and severally fined in an amount of €22.7 million and individually in an amount of €20.43 million for Arkema and €15.89 million for Elf Aquitaine. The companies concerned appealed this decision to the relevant European court.

Arkema and Elf Aquitaine received a statement of objections from the European Commission in March 2009 concerning alleged anti-competitive practices related to another line of chemical products. The decision has been rendered by the Commission in November 2009. The companies have been jointly and severally fined in an amount of €11 million and individually in an amount of €9.92 million for Arkema and €7.71 million for Elf Aquitaine. The concerned companies appealed this decision to the relevant European Court.

(1)	Arkema is used in this section to designate those companies of the Arkema group whose ultimate parent company is Arkema S.A. Arkema became an independent company after being spun-off from Total S.A. in May 2006.

No facts have been alleged that would implicate TOTAL S.A. or Elf Aquitaine in the practices questioned in these proceedings, and the fines received are based solely on their status as parent companies.

Arkema began implementing compliance procedures in 2001 that are designed to prevent its employees from violating antitrust provisions. However, it is not possible to exclude the possibility that the relevant authorities could commence additional proceedings involving Arkema, as well as TOTAL S.A. and Elf Aquitaine.

2.	As part of the agreement relating to the spin-off of Arkema, TOTAL S.A. or certain other Group companies agreed to grant Arkema guarantees for certain risks related to antitrust proceedings arising from events prior to the spin-off.

These guarantees cover, for a period of ten years that began in 2006, 90% of amounts paid by Arkema related to (i) fines imposed by European authorities or European member-states for competition law violations, (ii) fines imposed by U.S. courts or antitrust authorities for federal antitrust violations or violations of the competition laws of U.S. states, (iii) damages awarded in civil proceedings related to the government proceedings mentioned above, and (iv) certain costs related to these proceedings.

The guarantee covering the risks related to anticompetition violations in Europe applies to amounts above a €176.5 million threshold.

If one or more individuals or legal entities, acting alone or together, directly or indirectly holds more than one-third of the voting rights of Arkema, or if Arkema transfers more than 50% of its assets (as calculated under the enterprise valuation method, as of the date of the transfer) to a third party or parties acting together, irrespective of the type or number of transfers, these guarantees will become void.

On the other hand, the agreements provide that Arkema will indemnify TOTAL S.A. or any Group company for 10% of any amount that TOTAL S.A. or any Group company are required to pay under any of the proceedings covered by these guarantees.

3.	The Group has recorded provisions amounting to €17 million in its consolidated financial statements as of March 31, 2010 to cover the risks mentioned above.

4.	Moreover, as a result of investigations started by the European Commission in October 2002 concerning certain Refining & Marketing subsidiaries of the Group, Total Nederland N.V. and TOTAL S.A. received a statement of objections in October 2004. These proceedings resulted, in September 2006, in Total Nederland N.V. being fined €20.25 million and in TOTAL S.A. as its parent company being held jointly responsible for €13.5 million of this amount, although no facts implicating TOTAL S.A. in the practices under investigation were alleged. TOTAL S.A. and Total Nederland N.V. have appealed this decision to the Court of First Instance of the European Union.

In addition, in May 2007, Total France and TOTAL S.A. received a statement of objections regarding alleged antitrust practices concerning another product line of the Refining & Marketing division. These proceedings resulted, in October 2008, in Total France being fined €128.2 million and in TOTAL S.A., as its parent company, being held jointly responsible although no facts implicating TOTAL S.A. in the practices under investigation were alleged. TOTAL S.A. and Total Raffinage Marketing (the new corporate name of Total France) have appealed this decision to the Court of First Instance of the European Union.

Furthermore, in July 2009, the French antitrust Authority sent to TotalGaz and Total Raffinage Marketing a statement of objections regarding alleged antitrust practices concerning another product line of the Refining & Marketing division.

5.	Given the discretionary powers granted to antitrust Authorities for determining fines, it is not currently possible to determine with certainty the ultimate outcome of these investigations and proceedings. TOTAL S.A. and Elf Aquitaine are contesting their liability and the method of determining these fines. Although it is not possible to predict the outcome of these proceedings, the Group believes that they will not have a material adverse effect on its financial condition or results.

Buncefield

On December 11, 2005, several explosions, followed by a major fire, occurred at an oil storage depot at Buncefield, north of London. This depot is operated by Hertfordshire Oil Storage Limited (HOSL), a company in which the British subsidiary of TOTAL holds 60% and another oil group holds 40%.

The explosion caused minor injuries to a number of people and caused property damage to the depot and the buildings and homes located nearby. The official Independent Investigation Board has indicated that the explosion was caused by the overflow of a tank at the depot. The Board’s final report was released on December 11, 2008. The civil procedure for claims, which had not yet been settled, took place between October and December 2008. The Court’s decision of March 20, 2009, declared the British subsidiary of TOTAL responsible for the accident and solely liable for indemnifying the victims. TOTAL’s British subsidiary has appealed this decision. The appeal trial took place in January 2010. The Court of Appeals, by a decision handed down on March 4, 2010, confirmed the prior judgment. TOTAL’s UK subsidiary filed an appeal before the Supreme Court with respect to both the extent and sharing of the liabilities incurred.

With respect to civil liability the provision recorded in the Group’s consolidated financial statements as of March 31, 2010 amounts to €294 million after payments already completed.

The Group carries insurance for damage to its interests in these facilities, business interruption and civil liability claims from third parties. The residual amount to be received from insurers amounts to €128 million as of March 31, 2010.

The Group believes that, based on the information currently available, on a reasonable estimate of its liability and on provisions recognized, this accident should not have a significant impact on the Group’s financial situation or consolidated results.

On December 1, 2008, the Health and Safety Executive (HSE) and the Environment Agency (EA) issued a Notice of prosecution against five companies, including the British subsidiary of TOTAL. In November 2009, the British subsidiary of TOTAL, pleaded guilty to charges brought by the prosecution and intends to raise, into this framework, a number of elements expected to mitigate the impact of the charges brought against it.

Erika

Following the sinking in December 1999 of the Erika, a tanker that was transporting products belonging to one of the Group companies, the Tribunal de grande instance of Paris convicted TOTAL S.A. of marine pollution pursuant to a judgment issued on January 16, 2008, finding that TOTAL S.A. was negligent in its vetting procedure for vessel selection. TOTAL S.A. was fined € 375,000. The court also ordered compensation to be paid to the victims of pollution from the Erika up to an aggregate amount of €192 million, declaring TOTAL S.A. jointly and severally liable for such payments together with the Erika’s inspection and classification firm, the Erika’s owner and the Erika’s manager.

TOTAL has appealed the verdict of January 16, 2008. In the meantime, it has nevertheless proposed to pay third parties who so requested definitive compensation as determined by the court. To date, forty-one third parties have received compensation payments, representing an aggregate amount of €171.5 million.

By decision dated March 30, 2010, the Court of Appeal upheld the lower court judgment pursuant to which TOTAL S.A. was convicted of marine pollution and fined the Company €375,000. TOTAL S.A. filed an appeal in the French Supreme Court (Cour de cassation) in this respect.

On the other hand, the Court of Appeal ruled that TOTAL S.A. bears no civil liability according to the applicable international conventions.

TOTAL S.A. considers, according to the information currently available to it, that this case will not have a material impact on the Group’s financial situation or consolidated results.

8)	Information by business segment

1st quarter 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,569	28,808	4,223	3	—	37,603
Intersegment sales	5,302	1,081	237	42	(6,662)	—
Excise taxes	—	(4,442)	—	—	—	(4,442)

Revenues from sales	9,871	25,447	4,460	45	(6,662)	33,161
Operating expenses	(4,454)	(24,621)	(4,070)	(145)	6,662	(26,628)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,256)	(305)	(130)	(8)	—	(1,699)

Operating income	4,161	521	260	(108)	—	4,834
Equity in income (loss) of affiliates and other items	108	31	45	264	—	448
Tax on net operating income	(2,374)	(164)	(73)	57	—	(2,554)

Net operating income	1,895	388	232	213	—	2,728
Net cost of net debt						(50)
Minority interests						(65)

Net income						2,613

1st quarter 2010 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes
Revenues from sales
Operating expenses	—	330	106	—		436
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (b)	—	330	106	—		436
Equity in income (loss) of affiliates and other items (c)	(106)	16	4	91		5
Tax on net operating income	30	(113)	(35)	(2)		(120)

Net operating income (b)	(76)	233	75	89		321
Net cost of net debt						—
Minority interests						(4)

Net income						317

(a) Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis.
(b) Of which inventory valuation effect
On operating income	—	380	106	—
On net operating income	—	272	75	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(41)

1st quarter 2010 (adjusted) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,569	28,808	4,223	3	—	37,603
Intersegment sales	5,302	1,081	237	42	(6,662)	—
Excise taxes	—	(4,442)	—	—	—	(4,442)

Revenues from sales	9,871	25,447	4,460	45	(6,662)	33,161
Operating expenses	(4,454)	(24,951)	(4,176)	(145)	6,662	(27,064)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,256)	(305)	(130)	(8)	—	(1,699)

Adjusted operating income	4,161	191	154	(108)	—	4,398
Equity in income (loss) of affiliates and other items	214	15	41	173	—	443
Tax on net operating income	(2,404)	(51)	(38)	59	—	(2,434)

Adjusted net operating income	1,971	155	157	124	—	2,407
Net cost of net debt						(50)
Minority interests						(61)

Ajusted net income						2,296

1st quarter 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	3,143	456	94	16		3,709
Total divestments	87	27	6	928		1,048
Cash flow from operating activities	4,680	454	(90)	216		5,260

1st quarter 2009 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,447	22,368	3,218	8	—	30,041
Intersegment sales	3,242	641	124	37	(4,044)	—
Excise taxes	—	(4,573)	—	—	—	(4,573)

Revenues from sales	7,689	18,436	3,342	45	(4,044)	25,468
Operating expenses	(3,732)	(17,099)	(3,137)	(155)	4,044	(20,079)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,065)	(301)	(144)	(10)	—	(1,520)

Operating income	2,892	1,036	61	(120)	—	3,869
Equity in income (loss) of affiliates and other items	243	42	(4)	192	—	473
Tax on net operating income	(1,674)	(303)	(17)	62	—	(1,932)

Net operating income	1,461	775	40	134	—	2,410
Net cost of net debt						(86)
Minority interests						(34)

Net income						2,290

1st quarter 2009 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes
Revenues from sales	—	—	—	—		—
Operating expenses	—	245	129	—		374
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (b)	—	245	129	—		374
Equity in income (loss) of affiliates and other items (c)	(21)	15	(19)	(50)		(75)
Tax on net operating income	—	(85)	(38)	—		(123)

Net operating income (b)	(21)	175	72	(50)		176
Net cost of net debt						—
Minority interests						1

Net income						177

(a) Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis.
(b) Of which inventory valuation effect
On operating income	—	345	132	—
On net operating income	—	246	80	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(63)

1st quarter 2009 (adjusted) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,447	22,368	3,218	8	—	30,041
Intersegment sales	3,242	641	124	37	(4,044)	—
Excise taxes	—	(4,573)	—	—	—	(4,573)

Revenues from sales	7,689	18,436	3,342	45	(4,044)	25,468
Operating expenses	(3,732)	(17,344)	(3,266)	(155)	4,044	(20,453)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,065)	(301)	(144)	(10)	—	(1,520)

Adjusted operating income	2,892	791	(68)	(120)	—	3,495
Equity in income (loss) of affiliates and other items	264	27	15	242	—	548
Tax on net operating income	(1,674)	(218)	21	62	—	(1,809)

Adjusted net operating income	1,482	600	(32)	184	—	2,234
Net cost of net debt						(86)
Minority interests						(35)

Ajusted net income						2,113

1st quarter 2009 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	2,250	495	179	11		2,935
Total divestments	129	36	6	301		472
Cash flow from operating activities	2,578	1,648	178	(410)		3,994

9)	Reconciliation between information by business segment and the consolidated statement of income

1st quarter 2010 (M€)	Adjusted	Adjustments	Consolidated statement of income

Sales	37,603	—	37,603
Excise taxes	(4,442)	—	(4,442)
Revenues from sales	33,161	—	33,161

Purchases net of inventory variation	(22,187)	486	(21,701)
Other operating expenses	(4,662)	(50)	(4,712)
Exploration costs	(215)	—	(215)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,699)	—	(1,699)
Other income	28	132	160
Other expense	(106)	(106)	(212)

Financial interest on debt	(100)	—	(100)
Financial income from marketable securities & cash equivalents	24	—	24
Cost of net debt	(76)	—	(76)

Other financial income	71	—	71
Other financial expense	(95)	—	(95)

Equity in income (loss) of affiliates	545	(21)	524

Income taxes	(2,408)	(120)	(2,528)

Consolidated net income	2,357	321	2,678
Group share	2,296	317	2,613
Minority interests	61	4	65

1st quarter 2009 (M€)	Adjusted	Adjustments	Consolidated statement of income

Sales	30,041	—	30,041
Excise taxes	(4,573)	—	(4,573)
Revenues from sales	25,468	—	25,468

Purchases net of inventory variation	(15,705)	477	(15,228)
Other operating expenses	(4,572)	(103)	(4,675)
Exploration costs	(176)	—	(176)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,520)	—	(1,520)
Other income	2	13	15
Other expense	(57)	(30)	(87)

Financial interest on debt	(171)	—	(171)
Financial income from marketable securities & cash equivalents	55	—	55
Cost of net debt	(116)	—	(116)

Other financial income	159	—	159
Other financial expense	(81)	—	(81)

Equity in income (loss) of affiliates	525	(58)	467

Income taxes	(1,779)	(123)	(1,902)

Consolidated net income	2,148	176	2,324
Group share	2,113	177	2,290
Minority interests	35	(1)	34

10)	Post-closing events

Filing of a public tender offer followed by a squeeze out for the shares issued by the company Elf Aquitaine

On March 24, 2010, TOTAL S.A. filed a public tender offer followed by a squeeze out with the French Autorité des Marchés Financiers (AMF) in order to buy the 1,468,725 Elf Aquitaine shares that it does not already hold, representing 0.52% of Elf Aquitaine’s share capital and 0.27% of its voting rights, at a price of €305 per share (including the remaining 2009 dividend). On April 13, 2010, the French Autorité des marchés financiers (AMF) issued its clearance decision for this offer.

The public tender offer was open from April 16 to April 29, 2010 included. The Elf Aquitaine shares targeted by the offer which have not been tendered to the offer will be transferred to TOTAL S.A. under the squeeze out upon payment to the shareholders equal to the offer price on the first trading day after the offer closing date, i.e. on April 30, 2010.

After the squeeze out, TOTAL S.A. will hold all Elf Aquitaine shares either directly or indirectly.

In application of revised standard IAS 27 “Consolidated and Separate Financial Statements”, effective for annual periods beginning on or after January 1, 2010, transactions with minority interests are accounted for as equity transactions, i.e. in consolidated shareholder’s equity.

As a consequence, following the acquisition of all Elf Aquitaine shares by TOTAL S.A., the difference between the consideration paid and the book value of minority interests acquired will be recognized directly as a decrease in equity. Given the terms of the tender offer and of the squeeze out, this operation will have no material effect on the Group’s consolidated shareholder’s equity.

Sale of Mapa Spontex

TOTAL closed on April 1, 2010 the sale of its consumer specialty chemicals business, Mapa Spontex, to U.S.-based Jarden Corporation for €335 million.

Mapa Spontex is a global manufacturer and distributor of baby care and home care products, with leading positions in Europe, Brazil and Argentina. Its portfolio includes baby bottles and nipples, sold primarily under the NUK®, Tigex®, Lillo®, Fiona® and First Essentials® brands, as well as sponges, rubber gloves and cleaning products, sold primarily under the Mapa® and Spontex® brands.

Sale of interests in the Valhall and Hod fields to BP

TOTAL signed in the course of April 2010 an agreement for the sale of its interests in the Valhall (15.72%) and Hod (25%) fields, in the Norwegian North Sea, to BP. This transaction, amounting to $991 million, is subject to partners’ consent and approval by relevant authorities in the upcoming weeks.